Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2017

Unaudited Financial Results

SHENZHEN, March 20, 2018 /GLOBE NEWSWIRE/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter and Full Year 2017 Operational Highlights:

•                      Total loan originations in 2017 reached RMB47.7 billion, representing an increase of 115% from RMB22.2 billion in 2016.

•                      Total outstanding principal balance of loans reached RMB19.3 billion as of December 31, 2017, representing an increase of 94.7% from RMB9.9 billion as of December 31, 2016.

•                      The weighted average tenor of loans originated on our platform in 2017 was approximately 9.53 months. The effective APR1 was 22.8% for the fourth quarter of 2017.

•                      Customer acquisition cost2 amounted to RMB99 in 2017, representing a decrease of 22% from 127 in 2016.

•                      Total number of registered users reached 23.9 million as of December 31, 2017, representing an increase of 99.2% from 12.0 million as of December 31, 2016; and users with credit line reached 7.6 million as of December 31, 2017, up by 68.9% from 4.5 million as of December 31, 2016.

•                      90+ delinquency ratio3 were 1.14% as of December 31, 2017.

1 The Effective APR refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan.

2 Customer acquisition cost refers to the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period.

3 90+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off.

Fourth Quarter 2017 Financial Highlights:

•                      Total operating revenue reached RMB1.6 billion. Financial services income reached RMB902 million, representing an increase of 62.3% from the fourth quarter of 2016. Loan facilitation and servicing fees reached RMB191 million, representing an increase of 668% from the fourth quarter of 2016.

•                      Gross profit reached RMB434 million, representing an increase of 79.5% from the fourth quarter of 2016.

•                      Non-GAAP EBIT was RMB237 million, an increase of 322% from the fourth quarter of 2016.

•                      Net income was RMB100 million, compared to a net loss of RMB12.9 million in the fourth quarter of 2016.

•                      Adjusted net income was RMB126 million, representing an increase of 436% from the fourth quarter of 2016.

Full Year 2017 Financial Highlights:

•                      Total operating revenue reached RMB5.6 billion. Financial services income reached RMB3.0 billion, representing an increase of 92.9% from 2016. Loan facilitation and servicing fees reached RMB379 million, representing an increase of 599% from 2016.

•                      Gross profit reached RMB1.3 billion, representing an increase of 119% from 2016.

•                      Non-GAAP EBIT was RMB627 million, compared to RMB18.3 million in 2016.

•                      Net income was RMB240 million, compared to a net loss of RMB118 million in 2016.

•                      Adjusted net income was RMB389 million, compared to a net loss of RMB39.6 million in 2016.

“We are pleased with our strong results in 2017,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “In the past years, our continued investment in financial technology has allowed us to establish strong competitive advantages, as demonstrated in our growing customer base. We established our AI and blockchain laboratories as part of our commitment to developing financial technology, and in 2018, we will continue to invest in technology to further strengthen our competitive advantages.”

“We are pleased to report very strong results for our first quarter as a public company,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the fourth quarter of 2017, Lexin’s gross profit reached RMB434 million and non-GAAP EBIT reached RMB237 million, representing an increase of 79.5% and 322% from the same period in 2016.”

“In the past year, we’ve continued to provide our customers with more competitive terms. For the fourth quarter of 2017, our effective APR was 22.8%, compared to an APR of 25.3% for the first three quarters of 2017, and our average tenor was over 9 months,” continued Mr. Zeng. “We will continue to provide highly competitive APRs and credit products to our customers while ensuring compliance with all applicable laws and regulations.”

“Our credit performance continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our M6+ charge-off rates4 continue to be approximately 2.0%. In an environment of increasing change and complexity, we have maintained a steady charge-off rate, demonstrating the creditworthiness of our customers, and the capabilities and reliability of our advanced credit risk assessment technology. At of the end of 2017, our 90+ delinquency rate was 1.14%, lower than the third quarter’s 1.22%.”

4 “M6+ charge-off rate’’ refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage.

Fourth Quarter 2017 Financial Results:

Operating revenue increased from RMB1.4 billion in the fourth quarter of 2016 to RMB1.6 billion in the fourth quarter of 2017. This increase was primarily due to the substantial increase in financial service income, in particular interest and financial services income.

Financial services income increased by 62.3% from RMB556 million in the fourth quarter of 2016 to RMB902 million in the fourth quarter of 2017. This increase was primarily due to an increase in loan balance, which was in turn driven by increases in the number of active customers and the average outstanding principal balance of loans per customer.

Loan facilitation and servicing fees increased by 668% from RMB 24.9million in the fourth quarter of 2016 to RMB191 million in the fourth quarter of 2017. This increase was primarily due to the significant growth in off-balance sheet loans.

Funding cost increased by 47.5% from RMB151 million in the fourth quarter of 2016 to RMB222 million in the fourth quarter of 2017. This increase was primarily due to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost increased by 77.9% from RMB38.4 million in the fourth quarter of 2016 to RMB68.3 million in the fourth quarter of 2017. This increase was primarily due to an increase in salaries and personnel related costs, an increase in fees to third-party payment platforms, an increase in credit assessment cost, and an increase in risk management expenses.

Provision for credit losses increased by 102% from RMB93.5 million in the fourth quarter of 2016 to RMB189 million in the fourth quarter of 2017. This increase was primarily due to the increase in the average outstanding principal balance of on-balance sheet loans.

Gross profit increased by 79.5% from RMB242 million in the fourth quarter of 2016 to RMB434 million in the fourth quarter of 2017.

Sales and marketing expenses decreased by 8.7% from RMB118 million in the fourth quarter of 2016 to RMB108 million in the fourth quarter of 2017. This decrease was primarily due to a decrease in advertising cost.

Research and development expenses increased by 47.2% from RMB45.5 million in the fourth quarter of 2016 to RMB67.0 million in the fourth quarter of 2017. This increase was primarily due to the increase in payroll and related expenses as a result of an increase in the headcount.

General and administrative expenses increased by 105% from RMB27.6 million in the fourth quarter of 2016 to RMB56.6 million in the fourth quarter of 2017. This increase was primarily due to the increase in payroll expenses and the increase in share-based compensation expenses allocated to general and administrative expenses. In addition, we incurred an increase in professional service fees.

Net income for the fourth quarter of 2017 was RMB100 million, compared to a net loss of RMB12.9 million in the fourth quarter of 2016.

Adjusted net income for the fourth quarter of 2017 was RMB126 million, representing an increase of 436% from RMB23.6 million in the fourth quarter of 2016.

Full Year 2017 Financial Results:

Operating revenue increased from RMB4.3 billion in 2016 to RMB5.6 billion in 2017. This increase was primarily due to the substantial increase in financial services income.

Financial services income increased by 92.9% from RMB1.6 billion in 2016 to RMB3.0 billion in 2017. This increase was primarily due to the increase in the principal balance of loans.

Loan facilitation and servicing fees increased by 599% from RMB 54.2million in 2016 to RMB379 million in 2017. This increase was primarily due to the significant growth in principal balance of off-balance sheet loans.

Funding cost increased by 61.1% from RMB492 million in 2016 to RMB792 million in 2017. This increase was primarily due to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost increased by 95.9% from RMB114 million in 2016 to RMB224 million in 2017. This increase was primarily due to an increase in salaries and personnel related costs as we increased the headcount of processing and servicing personnel, an increase in fees to third-party payment platforms, an increase in credit assessment cost, and an increase in risk management expenses. These increases reflected the significant growth in the volume of credit applications and in loan servicing requirements.

Provision for credit losses increased by 159% from RMB237 million in 2016 to RMB612 million in 2017. This increase was primarily due to the increase in the average outstanding principal balance of on-balance sheet loans during these periods. In addition, as we had continued to improve our credit assessment and risk management capabilities as well as to enhance our collection efforts, we gradually expanded our customer base to improve our profit, while maintaining credit risks at a reasonable level.

Gross profit for 2017 was RMB1.3 billion, representing an increase of 119% from 2016.

Sales and marketing expenses increased by 7.8% from RMB376 million in 2016 to RMB406 million in 2017. This increase was primarily due to an increase in payroll and related expenses as a result of an increase in the salary and benefit level for the employees and share-based compensation expenses allocated to sales and marketing expenses, offset by a decrease in advertising cost.

Research and development expenses increased by 84.8% from RMB127 million in 2016 to RMB235 million in 2017. This increase was primarily due to an increase in payroll and related expenses, an increase in rental and depreciation expense allocated to research and development expenses, an increase in share-based compensation expenses and an increase in technical service fee.

General and administrative expenses increased by 133% from RMB87.4 million in 2016 to RMB204 million in 2017. This increase was primarily due to an increase in payroll, an increase in share-based compensation expenses allocated to general and administrative expenses and related expenses as a result of an increase in the headcount of general and administrative personnel and an increase in the salary and benefit level for the employees. In addition, we incurred an increase in professional service fees, rental expenses and other general corporate-related expenses as a result of our business growth in 2017.

Net income for 2017 was RMB240 million, compared to a net loss of RMB118 million in 2016.

Adjusted net income for 2017 was RMB389 million, compared to a net loss of RMB39.6 million in 2016.

Please click here to view our vintage curve:

http://resource.globenewswire.com/Resource/Download/321dd66c-369f-476d-a27f-19d4179b8c97

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on March 20, 2018 8:00 PM Beijing/Hong Kong time on March 20, 2018.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong (toll free):	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode: 6668577.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexinfintech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 27, 2018, by dialing the following telephone numbers:

United States (toll free):	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	6668577

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. (“Lexin” or the “Company”) is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexinfintech.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net (loss)/income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment, and we define non-GAAP EBIT as net (loss)/income excluding income tax expense, share-based compensation expenses, interest expense, net and investment-related impairment.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net (loss)/income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, interest expense, net, share-based compensation expenses and investment-related impairment. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net (loss)/income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans, income tax expense, interest (income)/expense, net and investment-related impairment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net (loss)/income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3367-8888 ext. 6993

E-mail: liminchen@lexinfintech.com

ICR Inc.

Media inquiries:

Edmond Lococo

Tel: +86 (10) 6583-7510

E-mail: Edmond.lococo@icrinc.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	479,605	1,126,475	173,136
Restricted cash	172,870	561,922	86,366
Restricted time deposits	8,000	6,750	1,037
Short-term financing receivables, net	6,470,898	9,857,209	1,515,025
Accrued interest receivable	73,148	129,622	19,923
Prepaid expenses and other current assets	219,981	945,258	145,283
Amounts due from related parties	11,742	9,447	1,452
Inventories, net	107,704	101,653	15,624
Total current assets	7,543,948	12,738,336	1,957,846
Non-current assets
Restricted cash	—	46,889	7,207
Restricted time deposits	1,000	600	92
Long-term financing receivables, net	1,066,148	1,785,045	274,356
Property, equipment and software, net	41,747	63,125	9,702
Long-term investments	24,887	23,485	3,610
Deferred tax assets	42,405	38,841	5,970
Other assets	—	33,263	5,112
Total non-current assets	1,176,187	1,991,248	306,049
TOTAL ASSETS	8,720,135	14,729,584	2,263,895
LIABILITIES
Current liabilities
Accounts payable	72,703	198,177	30,459
Amounts due to related parties	137,782	67,510	10,376
Short-term borrowings	70,036	168,844	25,951
Short-term funding debts	6,968,488	10,525,134	1,617,683
Accrued interest payable	133,993	290,446	44,641
Accrued expenses and other current liabilities	602,259	1,611,029	247,611
Total current liabilities	7,985,261	12,861,140	1,976,721
Non-current liabilities
Long-term funding debts	21,014	166,629	25,610
Long-term borrowings	1,762	289	44
Convertible loans	698,179	—	—
Total non-current liabilities	720,955	166,918	25,654
TOTAL LIABILITIES	8,706,216	13,028,058	2,002,375

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$
MEZZANINE EQUITY
Series A-1 convertible redeemable preferred shares	14,485	—	—
Class B ordinary shares	1,319	—	—
Series A-2 convertible redeemable preferred shares	41,810	—	—
Series B-1 convertible redeemable preferred shares	29,970	—	—
Series B-2 convertible redeemable preferred shares	537,986	—	—
Series C convertible redeemable preferred shares	*	—	—
TOTAL MEZZANINE EQUITY	625,570	—	—

*                                         Less than 1

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Pre-IPO Class A Ordinary Shares	68	—	—
Post-IPO Class A Ordinary Shares	—	142	22
Post-IPO Class B Ordinary Shares	—	68	10
Additional paid-in capital	—	2,110,957	324,448
Statutory reserves	2,003	55,861	8,586
Accumulated other comprehensive income/(loss)	16,942	(14,951)	(2,298)
Accumulated deficit	(630,664)	(450,551)	(69,248)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(611,651)	1,701,526	261,520
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	8,720,135	14,729,584	2,263,895

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$
Operating revenue:
Online direct sales	832,715	673,607	103,532
Services and others	1,617	18,118	2,785
Online direct sales and services income	834,332	691,725	106,317
Interest and financial services income	479,952	657,004	100,980
Loan facilitation and servicing fees	24,917	191,442	29,424
Other revenue	50,711	53,531	8,228
Financial services income	555,580	901,977	138,632
Total operating revenue	1,389,912	1,593,702	244,949
Operating cost:
Cost of sales	(865,361)	(679,765)	(104,478)
Funding cost	(150,824)	(222,438)	(34,188)
Processing and servicing cost	(38,364)	(68,267)	(10,492)
Provision for credit losses	(93,523)	(189,197)	(29,079)
Total operating cost	(1,148,072)	(1,159,667)	(178,237)
Gross profit	241,840	434,035	66,712
Operating expenses:
Sales and marketing expenses	(118,239)	(107,977)	(16,596)
Research and development expenses	(45,529)	(67,007)	(10,299)
General and administrative expenses	(27,634)	(56,590)	(8,698)
Total operating expenses	(191,402)	(231,574)	(35,593)
Interest expense, net	(20,853)	(7,289)	(1,120)
Investment related impairment	(5,635)	(932)	(143)
Change in fair value of financial guarantee derivatives	(2,399)	15,346	2,359
Others, net	(1,803)	292	45
Income before income tax expense	19,748	209,878	32,260
Income tax expense	(32,650)	(109,440)	(16,821)
Net (loss)/income	(12,902)	100,438	15,439
Preferred shares redemption value accretion	(16,278)	(31,628)	(4,861)
Income allocation to participating preferred shares	—	(47,113)	(7,241)
Net (loss)/income attributable to ordinary shareholders	(29,180)	21,697	3,337

Net (loss)/income per ordinary share
Basic	(0.29)	0.18	0.03
Diluted	(0.29)	0.14	0.02

Net (loss)/income per ADS
Basic		0.35	0.05
Diluted		0.29	0.04

Weighted average ordinary shares outstanding
Basic	110,647,199	122,444,533	122,444,533
Diluted	110,647,199	195,107,394	195,107,394

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

	For the Three Months ended December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$

Net (loss)/income	(12,902)	100,438	15,439
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	771	(33,689)	(5,178)
Total comprehensive (loss)/income	(12,131)	66,749	10,261

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Year Ended December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$
Operating revenue:
Online direct sales	2,770,634	2,534,983	389,620
Services and others	5,060	31,950	4,911
Online direct sales and services income	2,775,694	2,566,933	394,531
Interest and financial services income	1,373,559	2,443,761	375,599
Loan facilitation and servicing fees	54,201	378,892	58,235
Other revenue	135,232	192,603	29,603
Financial services income	1,562,992	3,015,256	463,437
Total operating revenue	4,338,686	5,582,189	857,968
Operating cost:
Cost of sales	(2,894,025)	(2,634,142)	(404,860)
Funding cost	(491,695)	(792,170)	(121,754)
Processing and servicing cost	(114,323)	(223,916)	(34,415)
Provision for credit losses	(236,611)	(611,869)	(94,043)
Total operating cost	(3,736,654)	(4,262,097)	(655,072)
Gross profit	602,032	1,320,092	202,896
Operating expenses:
Sales and marketing expenses	(376,313)	(405,505)	(62,325)
Research and development expenses	(127,317)	(235,292)	(36,164)
General and administrative expenses	(87,364)	(203,635)	(31,298)
Total operating expenses	(590,994)	(844,432)	(129,787)
Interest expense, net	(48,343)	(75,517)	(11,607)
Investment related impairment	(5,635)	(932)	(143)
Change in fair value of financial guarantee derivatives	(5,942)	47,355	7,278
Others, net	(10,799)	28,013	4,306
(Loss)/income before income tax expense	(59,681)	474,579	72,943
Income tax expense	(58,258)	(234,227)	(36,000)
Net (loss)/income	(117,939)	240,352	36,943
Preferred shares redemption value accretion	(62,299)	(82,117)	(12,621)
Income allocation to participating preferred shares	—	(132,241)	(20,325)
Deemed dividend to a preferred shareholder	(42,679)	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	3,997

Net (loss)/income per ordinary share
Basic	(2.01)	0.23	0.04
Diluted	(2.01)	0.18	0.03

Net (loss)/income per ADS
Basic		0.46	0.07
Diluted		0.37	0.06

Weighted average ordinary shares outstanding
Basic	110,647,199	113,620,774	113,620,774
Diluted	110,647,199	140,852,401	140,852,401

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

	For the Year Ended December 31,
(In thousands, except for share and per share data)	2016	2017	2017
	RMB	RMB	US$

Net (loss)/income	(117,939)	240,352	36,943
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	1,908	(31,893)	(4,902)
Total comprehensive (loss)/income	(116,031)	208,459	32,041

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net (Loss)/Income
Net (loss)/income	(12,902)	100,438	15,439
Add: Share-based compensation expenses	10,025	19,199	2,951
Interest expense associated with convertible loans	20,851	5,878	903
Investment-related impairment	5,635	932	143
Adjusted net income	23,609	126,447	19,436

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Reconciliation of Adjusted Net (Loss)/Income to Net (Loss)/Income
Net (loss)/income	(117,939)	240,352	36,943
Add: Share-based compensation expenses	23,999	75,736	11,640
Interest expense associated with convertible loans	48,663	71,867	11,046
Investment-related impairment	5,635	932	143
Adjusted net (loss)/ income	(39,642)	388,887	59,772

	For the Three Months Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net (Loss)/Income
Net (loss)/income	(12,902)	100,438	15,439
Add: Income tax expense	32,650	109,440	16,821
Share-based compensation expenses	10,025	19,199	2,951
Interest expense, net	20,853	7,289	1,120
Investment-related impairment	5,635	932	143
Non-GAAP EBIT	56,261	237,298	36,474

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net (Loss)/Income
Net (loss)/income	(117,939)	240,352	36,943
Add: Income tax expense	58,258	234,227	36,000
Share-based compensation expenses	23,999	75,736	11,640
Interest expense, net	48,343	75,517	11,607
Investment-related impairment	5,635	932	143
Non-GAAP EBIT	18,296	626,764	96,333